Exhibit 5.1

HART & HART, LLC

ATTORNEYS AT LAW

1624 Washington Street

Denver, CO  80203

________

harttrinen@aol.com

(303) 839-0061

Fax: (303) 839-5414

August 25, 2025

AI Continuum, Inc.

#4171 - 304 S. Jones Blvd.

Las Vegas, NV  89107

This letter will constitute an opinion upon the legality of the sale by certain shareholders of AI Continuum, Inc., a Nevada corporation, (the “Company”) of up to 2,200,000 shares of the Company’s common stock.

We have examined the Articles of Incorporation, the Bylaws and the minutes of the Board of Directors of the Company, the applicable laws of the state of Nevada, and a copy of the Company’s Registration Statement.  In our opinion, the shares to be sold by the shareholders of the Company have been legally issued and represent fully paid and non-assessable shares of the Company’s common stock.

Very truly yours,

HART & HART, LLC

/s/ William T. Hart

William T. Hart